                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus, along with documents incorporated by reference into that document, may be obtained free of charge, both at the Securities and Exchange Commission website (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500. Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn:
Investor Relations, (201) 945-9550.

Set forth below is a letter to Genzyme stockholders together with an article from June 2000. In early November 2000, the joint proxy statement/prospectus was mailed to Genzyme and Biomatrix stockholders.

                                     * * * *

                                                                    GENZYME CORPORATION
  [LOGO]                                                            ONE KENDALL SQUARE
                                                                    CAMBRIDGE, MA 02139-1562,
                                                                    U.S.A.
                                                                    617-252-7500
                                                                    FAX 617-252-7600

                                                               November 20, 2000

Dear Stockholder:

By now you should have received the joint proxy statement/prospectus and other related material that was recently mailed in connection with the upcoming Special Meeting of Genzyme Corporation stockholders to be held on December 15, 2000.

Enclosed with this letter is an article from June 2000 relating to Genzyme Corporation's proposed acquisition of Biomatrix, Inc. and the concurrent formation of a new Genzyme division, Genzyme Biosurgery. The article contains an interview with Duke Collier who is president of Genzyme Surgical Products and the proposed president of Genzyme Biosurgery.

After careful consideration, your Board of Directors unanimously approved the proposals related to the formation of Genzyme Biosurgery and determined that the formation of Genzyme Biosurgery is in the best interests of Genzyme and its stockholders. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE PROPOSALS. I urge you to review the joint proxy statement/prospectus as it contains important information, including a detailed description of the proposals.

The approval of the proposals requires the affirmative vote of a majority of the outstanding shares of all series of Genzyme common stock voting together as a single class; and the affirmative vote of a majority of the outstanding shares of all Genzyme Surgical Products Division common stock and all Genzyme Tissue Repair Division common stock, each voting as a separate class.

YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you may own. If you have not yet voted, please vote TODAY by telephone, by Internet, or by signing and returning the enclosed voting form in the postage-paid envelope provided. IMPORTANT: If you own more than one issue of Genzyme shares, you will receive separate voting forms for each issue. Please remember to vote ALL your Genzyme shares.

Thank you for your support.

Sincerely,

[/S/ HENRI A. TERMEER]

Henri A. Termeer
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                IMPORTANT NOTE:

                 REMEMBER, YOU MAY VOTE BY TELEPHONE OR INTERNET--
        Simply follow the easy instructions on the enclosed voting form.
            If you have any questions, or need assistance in voting
                 your shares, please call our proxy solicitor:

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE AT 1-877-750-9496.


                                     * * * *

Genzyme Biosurgery

THE BEST OF BOTH WORLDS

L.J. Sellers, Associate Editor

In the past, patients often faced the choice of surgery or drug therapy, and both options came with a set of risks, complications, and unwanted side effects. Today an exciting new field combines innovative biological materials from the lab with the expertise of a surgeon to provide patients with cutting edge medical care.

Genzyme Biosurgery--a planned merger between Genzyme Tissue Repair, Genzyme Surgical Products and Biomatrix-- is the pioneering force behind the new market. Earl "Duke" Collier, with a background in health care and product launches, will step up from the surgical products division to take the helm.

The new entity, which will be one of three publicly traded divisions of Genzyme Corp., will offer a wide array of biomaterials for the emerging field. From the Biomatrix labs, it provides Synvisc, an injectable material that replaces the knee's synovial fluid. Genzyme's tissue labs are host to an autologous cell culture therapy that grows cartilage and skin cells for patients with damaged knees and severe burns.

And if all goes according to plan, future patients will be able to grow new cells to replace damaged sections of the heart using a similar technology currently in development.

The company will also offer Seprafilm and Sepramesh, absorbable biomaterials that physicians leave in the tissues during surgery to reduce adhesions and their complications following surgery. CV Seprafilm, for a similar use in heart operations, is already marketed in Europe and is currently pending approval by FDA. To aid in sinus surgery, the company will provide Hylasine, a similar biomaterial in a gel form.

Genzyme Biosurgery's pipeline looks as promising as its marketed products. Millions of people who suffer from cartilage damage caused by arthritis may someday get relief from a preformed cartilage tissue graft, currently in development. And a small molecule recently discovered by the company may hold the key to a cure for arthritis.

New formations of Seprafilm have reached the clinical trial stage and hold the promise of easier recovery for a host of surgical procedures. Another pipeline "diamond in the rough" is the company's gene therapy for angiogenesis.

Collier expects the company's marketing partnership with Wyeth-Ayerst--established by Biomatrix for its Synvisc product--to expand into new areas. He also seeks new alliances to make full use of the company's distribution and sales structure and to support the 15-20 percent annual growth he projects.

Growth is the key word for this company. As researchers continue to discover ways in which the body's resources can be used to heal itself, the market for biosurgery seems limitless.

PE: How would you describe biosurgery and the circumstances that brought you to this unique field?

Collier: The biosurgery market is being created by the increasing convergence of mechanical and biological approaches to surgery and other interventional procedures. It is a rapidly emerging market that Genzyme has pioneered.

What brought us to this unique field were two products: a cell therapy, Carticel, which we launched in 1995 for use in cartilage repair and sold to orthopedic surgeons; and Seprafilm, a biomaterial launched in 1996 that we developed to prevent adhesions following surgery. Over time, we have built substantial expertise in selling this kind of innovative biotechnology product to surgeons, who are more accustomed to working with metal and plastic than cells and biological films. But this expertise has been hard-earned. Initially, we thought we would just go out and present these products, and people would take orders because they're such great products.

We received quite an education. Surgeons have a particular kind of personality and you have to be able to develop a relationship with them. They expect knowledgeable reps to come in and present products and help them learn how to use them.

We also found that the surgical marketplace has a different adoption curve than the medical marketplace. Surgeons are much more conservative in their adoption practices. There's an early adoption group that does tend to move fairly quickly, but in general, there's probably a four- to seven-year post-launch period before surgeons adopt novel products in any standard-of-care way. That is very different from the typical protein therapeutic or small module therapeutic product.

PE: Genzyme Surgical Products (GSP) spun off from Genzyme General less than a year ago and now is merging with Genzyme Tissue Repair (GTR) and Biomatrix. What is the strategy? Was the company floundering?

Collier: All three of these companies have been doing fine on their own terms. Biomatrix had a successful launch of its Synvisc product for osteoarthritis of the knee and several smaller products. It needed distribution assistance to get these products into the market, which is common with smaller companies. Biomatrix also has good beginning relationships with several major pharma companies, particularly Wyeth-Ayerst, which is its US distributor for Synvisc as well as its distributor for certain European territories.

But Biomatrix is heavily dependent upon Synvisc. And it is difficult to build a company, fund R&D, and look for new products when you are dependent upon one product.

Genzyme Tissue Repair has faced the same issues. In many ways, Carticel has been a slow launch and a complex product to sell. We have tried distribution, but Carticel is so novel and so complex that it has been hard to get distributors who felt comfortable with it, or that we felt were good with it. We had to build a direct sales force, but could only afford a limited number of reps while we were growing revenue. So we were suboptimally staffed on the sales side and we had to constrain R&D to make the numbers work.

Genzyme Surgical was funded robustly to undertake a very large R&D activity. It also has good current revenues and is solidly positioned in the cardiovascular field with a direct sales force that is properly sized in the United States. Nonetheless, we have been spending roughly $30 million a year on R&D on a $110 million revenue base, which is a tremendous undertaking.

All three companies were doing fine to some extent in their own right, but they all had limitations. By pulling them together, we have more critical mass financially and from an R&D point of view. The merger also brings us closer to critical mass in bio-orthopedics, something that Biomatrix and GTR would have had a hard time doing by themselves. What we have now is a combined enterprise with a solid presence in cardiovascular surgery and orthopedics, a solid R&D program, and a solid financial outlook.

PE: Will the divisions continue to operate separately or will there be a merging of technologies and products?

Collier: On a scientific basis, we expect to amalgamate the company to some extent. Biomatrix has some very good scientists in the hyaluronic acid (HA) area, which is a field we are also quite comfortable in. The projects and the association of intellectual property are complementary, so we won't shut anything down. But we will have unified biomaterials lab management across the New Jersey and Massachusetts facilities. Not much else will change at the lab level just because we are organized by technology platforms. Otherwise, the gene therapy labs will run on their own as will the protein therapy and cell therapy labs.

In the clinical and regulatory area, there will be some consolidation. We are pretty strong in that area at Genzyme, and there are some good people at Biomatrix. We will continue to have some strong programs in New Jersey using the people there; we don't have any need to relocate them. Genzyme Surgical has factories in several places and salespeople all over the place, so there won't be a lot of physical consolidation. But the clinical and regulatory stuff will be consolidated and managed here in Cambridge.

I believe the sales forces at Biomatrix and GTR, for the near term, will stay separate. They are basically doing different things. The GTR sales force targets orthopedic surgeons in the operating room. Biomatrix's Synvisc sales force is a specialty group that backs up Wyeth-Ayerst's direct sales group with an office-based call directed toward orthopedics and rheumatologists. Both of those sales forces have goals and quotas, so, at least for the year 2000, I don't want any of those people to become unfocused. Over time we will look for ways to leverage the two groups to get more critical mass in orthopedics.

The manufacturing operations are also pretty discrete even though they use the same materials. Biomatrix's manufacturing is distinctive to their Synvisc product. The cell processing that Genzyme Tissue Repair does is distinctive as is the HA manufacturing that we do for Seprafilm, so we don't see any need or opportunity to consolidate them.

PE: You mentioned Seprafilm. What is it and how does it benefit the surgical patient?

Collier: Seprafilm is the first in what will be a series of products that prevent adhesions following surgery. Adhesions are fibrous scar tissue caused by inflammation and are a byproduct of almost all surgical procedures. In many surgeries they are a significant complication and it is in the patient's best interest to prevent them. (See "Disappearing Act.")

So there is a need for a formulation that would prevent such adhesions and their clinical consequences. Seprafilm is such a product. It's indicated for open abdominal procedures and is designed to separate the tissues during the healing process following surgery, then be absorbed by the body. We are developing a similar product for open-heart surgery. We already have approval for CV Seprafilm in Europe, and it is in clinical trials in the United States.

Biomatrix is also working on adhesion prevention, but with a different approach. It is developing a gel formulation for surgical situations in which a gel is more desirable than a film. It just received FDA approval for Hylasine, a gel used in sinus surgery. One of the important benefits of this merger is to broaden the capabilities for the whole adhesion prevention market.

PE: What is the material made of?

Collier: It's a little bit different in each case, but the underlying active ingredient in the largest portion of the material is hyaluronic acid, which is an extracellular matrix material that occurs naturally in the body. HA is what runs between the cells and is the principal constituent of synovial fluid in the joints and of the aqueous solutions in the eye.

Dr. Endre Balazs, the founder and chairman of Biomatrix, has led hyaluronic acid research in this country for 50 years. He's a vigorous man of 80 years who has spent his life developing the science of hyaluronic acid and its clinical applications. The first such application for HA was in a product that Dr. Balazs developed in the late 1960s to maintain the shape of the eye during ophthalmic surgery.

Biomatrix's products, Synvisc and their surgery gel, are both HA based, but their formulation has different chemical properties than ours. Ours is produced by enzyme fermentation and theirs is produced with chemical cross-linking capabilities that Dr. Balazs patented. So there's a blending here of science, technology, and product development across the HA field.

PE: The merged company now has two main knee products. How is Carticel different from Synvisc?

Collier: Synvisc is a biomaterial that's injected into the knee to replace the pathological synovial fluid. It has pain-relieving characteristics for patients who have failed other therapies, such as nonsteroidal anti-inflammatories or Cox 2 inhibitors and who have no other alternative but knee replacement surgery. Synvisc is injected--usually in the doctor's office on a three-injection regimen--and is a fairly benign therapy.

Carticel is very different. It's a cell-based therapy for patients who have damaged cartilage--typically from sports injuries or accidents-- which does not regenerate in the knee by itself. A physician takes a biopsy, from which we grow around 12 million autologous cells EX VIVO. Those cells are put back into the defect in the knee and sealed in. (See "New Knees.")

Our data show, after many years of observation, that the process produces durable repair and cartilage that functions as if it were normal.

One of the overlaps in this merger of technologies is that cartilage damage, unrepaired or over time, inevitably predisposes patients to osteoarthritis. We have always been interested in cartilage damage and the early events that caused osteoarthritis. Now with Synvisc we find ourselves concerned with osteoarthritis after it has developed. We expect to continue to explore ways of addressing osteoarthritis across the whole continuum from beginning to end and are hopeful that we will find curative therapies in time. In fact, we actually have a small molecule candidate that has come out of Genzyme's drug discovery lab and looks quite interesting. It will be one of the first things that we queue for R&D in the new company.

PE: What is the most promising product in the combined pipeline?

Collier: Carticel and Synvisc are both pretty early in their life cycle and I see a lot of promise in future generations of those products. From a pipeline point of view, I believe the osteoarthritis molecule looks very promising in terms of a cure for osteoarthritis. I believe that our adhesion prevention products for joints following trauma or surgery are also very promising and a logical combining of the companies' resources.

On the cardiovascular side, the most promising development is a gene therapy program for growing new blood vessels. We are in Phase 1 clinicals now, and we have received FDA approval for our next trial. That trial will be a Phase 1 using the therapy as an adjunct to coronary artery bypass surgery; in other words mechanical revascularization. Although we are blinded in the Phase 1 trial and don't know what we are seeing yet, this is an area of great promise for us.

PE: Can you tell us more about the therapy--what it is and what it does?

Collier: It is a transcription factor known as HIF-1 alpha, which stands for hypoxia-inducible factor 1. We licensed the compound from Johns Hopkins and then reengineered it to do what we needed it to. It is designed to promote the growth of new blood vessels. HIF-1a turns on the expression of many proteins associated with angiogenesis, including VEGF. So we expect to see a more robust response than you would see with other gene therapies that turn on a single growth factor.

PE: What clinical trials do you have currently underway?

Collier: Across the two companies, we've got several trials in the adhesion prevention area. We are also in the clinic on the use of Sepra to prevent adhesion following heart surgery. Both of the cardiovascular gene therapy programs are in clinicals and we've got a large Phase 4 trial for the use of Seprafilm in abdominal surgery.

PE: Are clinical trials more difficult with biomaterials than with pharmaceuticals?

Collier: No. They are actually an in-between category. A lot of our products are regulated devices, so we often can do a single pivotal trial around a Premarket Approval Application route rather than the Phase 1-4 that is required with investigational new drugs (INDs) or biologics license applications (BLAs).

But FDA looks at the trial design and trial results of biomaterials as rigorously as they do pharmaceuticals. Because PMA trialing is more abbreviated, some people have been lulled into thinking it is a little bit easier. In fact, the degree of rigor is about the same.

PE: Genzyme Surgical Products is developing a material for coating the tissue of the heart surface, and Biomatrix has a similar product for sinus surgery. Can those technologies be combined into an even better multifunction material?

Collier: We've got good technology for film applications and they've got good technology for gel. I believe it's important to have an array of product formulations that are all equally effective and equally safe, but that allow surgeons a range of options in terms of what's easier or more appropriate to use for the surgical site. So for the heart, this film looks like the best thing for a lot of reasons. For laparoscopic surgery and sinus surgeries, a gel is better because surgeons have to go in through minimal ports.

PE: Are you making any progress with autologous heart cultures?

Collier: Yes. We are conducting preclinical studies for post myocardial infarction scarring, which is the first indication we have looked at for this program. We have to see what the data show, and we have to see what FDA wants to do. Again, because they are autologous cells, the regulatory path is somewhat novel and every discussion with FDA is a little bit DE NOVO. But we will have definitive preclinical data sometime in the second or third quarter.

PE: How would the procedure work and how will it benefit patients?

Collier: It is similar in concept to the Carticel procedure for the knee. A heart surgeon would take a biopsy of healthy heart tissue and send to our cell-culturing lab. We would grow these cells in culture, multiplying them many times over. The cells would then be implanted into an area ischemic tissue in the heart. The goal is to grow healthy new heart tissue and restore the heart's ability to contract and function properly.

PE: Will the company continue to offer Epicel in spite of its limited market?

Collier: Yes. It is a limited market and fortunately it is becoming more limited. I say fortunately because public education about burns and burn prevention is increasing, so every year fewer and fewer patients are seen with those really severe burns for which only Epicel is available. But it's a lifesaving therapy and we feel that, even though the commercial aspects of it are not particularly significant, it is a product that we need to continue because for those patients there's nothing else. (See "Community Care.")

PE: Will Genzyme's products be able to take advantage of the many marketing alliances that Biomatrix already has in place?

Collier: That's a good question. It may well be. We've begun talking with Wyeth-Ayerst about the merger and the company's future, and the conversations have been extremely positive in many respects. Not least that Wyeth-Ayerst is very accustomed to working in the biotech area.

It bought Genetics Institute a while back and has a big position in Immunex. I believe the executive team is very pleased to have Genzyme coming on the scene. They've had a good relationship with Biomatrix and now there are new possibilities.

I think they actually see the point that I made earlier--that it's very complex to sell to orthopedic surgeons. Genetics Institute has an interesting product, a bone morphogenic protein product that will be available in the next year or two. Maybe we can work together on that or the small molecule I mentioned that we have in our lab--they are the backbone of pharmaceutical companies. When we get down to business we will just have to see where we can collaborate.

PE: What kind of growth rate do you project for the new company, and will the stockholders benefit from the merger?

Collier: Based on our current growth rate, we expect it to be about 15-20 percent year to year, and I think the shareholders will benefit enormously.

If you look at each of the enterprises taken separately, they all are pretty interesting, and they all had some value. Collectively, they were worth about a $1.3 billion on the day before we announced the transaction. But each of these companies had limitations and lacked the critical mass to put the accelerator to the floor on R&D and product launch.

I believe this consolidation has addressed those limitations to a considerable degree. The company will be much more robust on the top line, will be cash-flow positive, and will be able to carry an R&D expense north of $40 million. Frankly, I believe that on a market cap basis we will be much more available to mid-cap portfolio managers.

PE: What do you think the potential market is for biosurgery products?

Collier: Billions of dollars. If you just look at adhesion prevention, it's hard believe that it could less than a billion-dollar opportunity. The angiogenesis product is easily a billion-dollar market opportunity, maybe several times if it works really well.

I've seen estimates that put the market for Synvisc world-wide at north of a billion dollars. The market for Carticel, even in its current form, is hundreds of millions of dollars over time. In a second-generation form--an off-the-shelf type product--it could be much more than that.

At this point in time, bio-materials are a rapidly expanding area. A number of other companies are working on products for adhesion prevention and sealing, tissue welding, and hemostasis, but they have almost no ability to take the product to market themselves. A company like ours will be a very attractive partner. I also think the pharma guys, when they bring products to market for surgery, will find us attractive as well.

PE: Do mean attractive as a partner or as merger bait?

Collier: We are probably more valuable as a partner than as a pure acquisition because the pharma and biotech cultures are so different. Pharma is a magnificent industry with wonderful products and great development, but it has a daunting set of challenges right now.

Companies are so big and successful that they have to keep feeding the machine. I think companies like us fancy that we remain independent. We welcome collaborations, but we'd all be disappointed to be bought or sold.

PE: What is your overall vision for the company?

Collier: We are in a very interesting and powerful niche with a great range of products. We now have all the capabilities: bio product development, lab work, clinical and regulatory capabilities, product launch, and the unique ability to sell to surgeons. The business will have a healthy infrastructure from the beginning--1,300 employees, six factories, a high-value pipeline, direct sales forces all over the world, and good partner relationships.

My vision is to keep expanding the number of products that we carry to market from our own labs, and others, in orthopedics, heart surgery, neurosurgery, gynecology, sinus surgery, even aesthetic plastic surgery.

                                    - - - - -

[Photograph of Duke Collier]

[Caption]

Duke Collier is currently president of Genzyme Surgical products and executive vice-president of Genzyme Corporation and is slated to become president of Genzyme Biosurgery. Collier joined Genzyme in 1997, but first worked with the company as a consultant for a product launch in 1990. Collier, who earned an AB from Yale University and a JD from the University of Virginia Law School, previously served as president of Vitas Healthcare. He is currently a board member for Care Tools and Beth Abraham Hospital.

                                    - - - - -

[Side bar]

At a Glance

Company: Genzyme Biosurgery

CEO: Duke Collier

Founded: 2000 (planned merger of Genzyme Tissue Repair, Genzyme Surgical Products and Biomatrix)

Location: Cambridge, Massachusetts

Employees: 1,300

Market: Postoperative anti-adhesion products, autologuous cell cultures, and surgical devices

[Photograph of Surgeons]

                                    - - - - -

[Highlighted text]

Seprafilm is designed to separate tissues during the healing process after surgery, then be absorbed by the body.

                                    - - - - -

[Side bar]

Disappearing Act

Adhesions--fibrous scar tissue caused by inflammation--are byproducts of almost all surgical procedures. They can cause small-bowel obstructions, infertility, loss of range of motion, and chronic pain. In the case of heart surgery, adhesions complicate follow-up procedures, making them extremely risky.

Seprafilm--a thin sheet of biomaterial--is designed to reduce the incidence and severity of adhesions by separating the tissues during healing, then be absorbed by the body. The product is produced from hyaluronic acid, the naturally occurring material that exists between the cells and is the principal constituent of synovial fluid in the joints and of the aqueous solutions in the eye. Seprafilm has been approved for use in abdominal and pelvic procedures and is currently in clinical trials for cardiovascular (CV) surgery.

CV Seprafilm has already received European marketing approval for the reduction of adhesions following open-heart surgery, and market acceptance is growing. Genzyme Biosurgery initiated a US pivotal clinical trial in pediatric patients in the third quarter of 1999. It expects to initiate another trial in the first half of 2000 evaluating CV Seprafilm for reducing adhesions following the implantation of left ventricular assist devices. The company hopes to file for FDA approval in 2001.

[Photograph of surgeons cutting a sheet of Seprafilm Bioresorable Membrane]

[Caption]

Surgeons cut a sheet of Seprafilm Bioresorbable Membrane. The material is inserted between tissues during surgery to reduce adhesions following abdominal and pelvic operations.

                                    - - - - -

[Side bar]

New Knees

Based on the autologous cell culture technology Genzyme established to replace skin for burn patients, Carticel is the first biological product for the repair of cartilage damage. Introduced to the market in 1995, the product is specifically indicated for the articular cartilage that cushions the leg bones above and below the knee.

For patients who have failed prior surgical repair procedures, Carticel offers an alternative option to a total knee replacement--but the procedure is extensive.

The surgeon goes into the knee arthroscopically and removes cartilage from a nonessential part of the joint. The tissue biopsy is about the size of an aspirin--or a collection of shavings that add up to that size. The physician sends the patient's cells back to the company, where they are immersed in a tissue culture that stimulates them to reproduce. In a few weeks, the company sends back to the surgeon, a vial containing a slurry of millions of cells.

The second operation is substantially more invasive. The surgeon opens up the knee and removes a piece of periostum (fibrous bone covering) from near the joint and "sews" it over the area of damaged cartilage, forming a patch. The living cells are then injected under the patch, the area is sealed, and the knee is closed back up. The cells then grow and attach and form new articular cartilage that functions much like the original. Complete recovery can take up to a year.

According to Dr. Singer, a surgeon with Orthopedic Healthcare Northwest, the procedure is "a salvage operation that you don't do lightly. " "The company doesn't advocate it for arthritis, when both sides of the joint have worn away," he says. "It works best for reasonably healthy joints with focal lesions in the cartilage that need to be repaired."

Dr. Singer supports the company's claim that it prioritizes training and educating surgeons in the use of their products. "The course was excellent. The gave all the information, good and bad, then provided a model where you could actually do the surgery in a laboratory setting."

He reports that the company's follow-up is equally impressive. "They'll be there in the operating room any time you want them. They're very responsive."

Genzyme is currently developing a second-generation Carticel product for the treatment of arthritis and has recently discovered a small molecule that may provide a cure someday.

Singer says, "They're on the right track; the solution for arthritis will have to be biological."

[Photograph of a vial containing a slurry of autologous cultured chrondocytes]

                                    - - - - -

[Caption]

A technician examines a vial containing a slurry of autologous cultured chrondrocytes, ready for implantation in the knee.

                                    - - - - -

[Highlighted text]

We found that the surgical marketplace has a different adoption curve than the medical marketplace. Surgeons are much more conservative.

                                    - - - - -

[Photograph of a Genzyme technician]

[Caption]

A Genzyme technician examines cells growing in culture for the company's Carticel product, a therapy that uses a patient's own cells to repair knee cartilage defects.

                                    - - - - -

[Highlighted text]

Epicel is a life-saving therapy, and even though its commercial aspects are not particularly significant, we will continue to offer it.

                                    - - - - -

[Side bar]

Community Care

Introduced in 1987, Genzyme's skin replacement for burn victims was the first autologous cell therapy ever commercialized. For the first time, a patient's own cells could be grown outside the body and then surgically applied to replace tissue that had been damaged or destroyed.

Epicel served as an important proof-of-concept for tissue repair therapies and remains the only available permanent skin replacement for catastrophic burn patients, most of whom are children. Although the target patient population is limited--and becoming more so with advances in fire prevention and safety--Genzyme Biosurgery remains committed to offering Epicel to meet a compelling medical need.

The company has also established a partnership with the burn care community. Its sales and clinical support staff work closely with the 120 burn centers in the United States, providing technical support to physicians and working with providers to obtain reimbursement.

Genzyme Biosurgery maintains close relationships with patients and their families, hand-delivering Epicel and staying in contact until treatment is complete. The company is working to expand global access to Epicel, which is also available in Europe and Canada.

[Photograph of Mr. Hoeffllicker and wife]

[Caption]

David Hoeffllicker, seriously injured during an industrial accident, was treated with Epicel for third degree burns that covered 85 percent of his body. He has since resumed a normal life, and with his wife, Christina, launched a burn care support group at the University of Alabama that provides assistance to patients and families affected by severe burns.

                                    - - - - -

Diamonds in the Rough

[Chart]

Product Bio-orthopedic
----------------------

   Carticel II:


                  Therapeutic Indication: Performed cartilage tissue graft for treating cartilage damage

                  R&D Stage: Clinical

         OA5025:

                  Therapeutic Indication: Small molecule treatment for osteoarthritis

                  R&D Stage: Preclinical

         Synvisc:

                  Therapeutic Indication: Synovial fluid treatment for joints other than knees

                  R&D Stage: Phase I

Cardiothoracic
--------------

         HIH-1a:

                  Therapeutic Indication: Gene therapy for angiogenesis

                  R&D Stage: Phase I

         CV Cell Therapy:

                  Therapeutic Indication: Cell therapy for heart muscle

                  R&D Stage: Preclinical

         FocalSeal-L:

                  Therapeutic Indication: Sealant material for cardio applications

                  R&D Stage: Preclinical

         CV Sepra:

                  Therapeutic Indication: Preventing adhesions following cardiotheracic surgery

                  R&D Stage: Pending FDA approval

Adhesion Prevention
-------------------

         Numerous products in development for a wide range of indications

                  R&D Stage: Phase I and II

                                    - - - - -

(C)Reprinted from PHARMACEUTICAL EXECUTIVE, June 2000 an ADVANSTAR Publication Printed in U.S.A.

Copyright Notice

Copyright by Advanstar Communications, Inc. Advanstar Communications, Inc.
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http://www.advanstar.com.

                                     * * * *

The preceding is an article relating to Genzyme Corporation's proposed acquisition of Biomatrix, Inc. and the concurrent formation of a new Genzyme division, Genzyme Biosurgery. The article contains an interview with Earl M. Collier, Jr., who is the president of Genzyme Surgical Products and the proposed president of Genzyme Biosurgery. Statements, opinions, and projections expressed by the author of the article are those of the author. The article contains forward-looking statements. These include statements about commercializing products under development and expanding the uses for approved products, projected annual growth rates, the future financial position of the Genzyme Biosurgery division, the ability to generate positive cash flows, future research and development expenditures, and the potential size of the market for biomaterials and biotherapeutics. Several risks and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements. These factors include the ability to satisfy regulatory requirements, the outcome of clinical trials, the ability to convince surgeons to adopt novel products generally and Genzyme Biosurgery products specifically, competition from pharmaceutical and biotechnology companies, the ability to maintain and expand market penetration of approved products, difficulties and costs associated with integration of the businesses, the ability to manufacture products at a reasonable cost, legislative and regulatory changes, the strength of intellectual property rights, litigation, and the risk factors included in the Genzyme and Biomatrix SEC reports, including those in the joint proxy statement/prospectus relating to the proposed creation of Genzyme Biosurgery. In addition, please note that the acquisition of Biomatrix and the formation of Genzyme Biosurgery will not occur unless the shareholders of Genzyme and Biomatrix approve the transaction. This material is not a substitute for the joint prospectus/proxy statement we will be mailing to shareholders. We urge investors to read that document, a draft of which has been filed with the Securities and Exchange Commission, because it contains important information. The joint proxy statement/prospectus and other documents filed by Genzyme and Biomatrix with the SEC may be obtained free of charge at the SEC's website (www.sec.gov) and from Genzyme and Biomatrix.

Requests to Genzyme should be directed to Sue Cogswell, 617-252-7526. Requests to Biomatrix should be directed to Anne Marie Fields 888-859-2292.